Exhibit 99

Note Concerning Forward-Looking Statements

This document contains forward-looking statements, which can be identified by the use of such words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect," "will," "may" and words of similar meaning. These forward-looking statements include, but are not limited to:

         o        statements of our goals, intentions and expectations;

         o statements regarding our business plans, prospects, growth and operating strategies;

         o statements regarding the asset quality of our loan and investment portfolios; and

         o        estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this document.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

         o general economic conditions, either nationally or in our market areas, that are worse than expected;

         o        competition among depository and other financial institutions;

         o inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

         o        adverse changes in the securities markets;

         o        changes  in  laws  or  government   regulations   or  policies
                  affecting   financial   institutions,   including  changes  in
                  regulatory fees and capital requirements;

         o our ability to enter new markets successfully and capitalize on growth opportunities;

         o        our ability to successfully integrate acquired entities;

         o        changes in consumer spending, borrowing and savings habits;

         o        changes  in  accounting  policies  and  practices,  as  may be
                  adopted  by  the  bank  regulatory  agencies,   the  Financial
                  Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board;

         o        changes in our organization, compensation and benefit plans;

         o adverse developments concerning Fannie Mae or Freddie Mac and changes in market interest rates affecting the value of the Fannie Mae and Freddie Mac floating rate preferred stocks in our investment securities portfolio;

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         o        changes in our  financial  condition or results of  operations that reduce capital available to pay dividends;

         o        regulatory changes or actions; and

         o changes in the financial condition or future prospects of issuers of securities that we own.

Because of these and a wide variety of other risks and uncertainties, including, without limitation, the risks and uncertainties set forth below, our actual future results may be materially different from the results indicated by these forward-looking statements:

         o the strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of the Company's assets;

         o the effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, taxation, insurance and monetary and financial matters, as well as any laws and regulations otherwise affecting the Company, including laws and regulations intended to enhance national security;

         o the effects of changes in interest rates (including the effects of changes in the rate of prepayments of the Company's assets) and the policies of the Board of Governors of the Federal Reserve System;

         o the ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector;

         o the inability of the Company to obtain new customers and to retain existing customers;

         o        the  timely   development   and  acceptance  of  products  and
                  services, including products and services offered through alternative delivery channels such as the Internet;

         o technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers, including technological changes implemented for, or related to, the Company's Internet website or new products such as prepaid solutions cards, payroll cards and other similar products and services;

         o the ability of the Company, and certain of its vendors, to develop and maintain secure and reliable electronic systems, including systems developed for the Company's Internet website or new products such as prepaid solutions cards, payroll cards and other similar products and services.

         o the ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner;

         o changes in consumer spending and saving habits that affect the Company's business adversely;

         o the economic impact of terrorist activities and military actions;

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         o        business   combinations   and  the   integration  of  acquired
                  businesses which may be more difficult or expensive than expected;

         o        the  costs,   effects  and  outcomes  of  existing  or  future
                  litigation;

         o changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board; and

         o the ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including other factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.



                      Selected Consolidated Financial Data

         The following tables set forth selected consolidated historical financial and other data of BankFinancial MHC, Inc. ("MHC") for the periods and at the dates indicated. The information at December 31, 2004 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto of MHC, included in the prospectus of BankFinancial Corporation, a Maryland corporation, as filed as filed on April 29, 2005 with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Rules and Regulations of the Securities Act of 1933 (File Number 333-119217). The information at March 31, 2005 and for the three months ended March 31, 2005 and 2004 is derived from unaudited consolidated financial statements of MHC. However, in the opinion of management of MHC, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the three months ended March 31, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

                                                     At March 31,    At December
                                                        2005           31, 2004
                                                     ------------    -----------
                                                           (In thousands)
Selected Financial Condition Data:

Total assets ......................................   $1,495,497     $1,492,782
Loans, net ........................................    1,090,316      1,091,952
Loans held-for-sale ...............................        5,737          5,531
Securities available-for-sale at fair value .......      274,506        268,093
Goodwill ..........................................       10,865         10,865
Core deposit intangible ...........................        9,472          9,882
Deposits ..........................................    1,108,637      1,115,696
Borrowings ........................................      272,073        264,742
Equity ............................................       99,009         94,888

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                                          Three Months Ended
                                         --------------------
                                              March 31,
                                           2005        2004
                                         --------    --------
                                            (In thousands)
Selected Operating Data:

Interest and dividend income .........   $ 18,042    $ 16,030
Interest expense .....................      6,834       6,176
                                         --------    --------
   Net interest income ...............     11,208       9,854
Provision (credit) for loan losses ...        (76)       --
                                         --------    --------
   Net interest income after provision
     (credit) for loan losses ........     11,284       9,854
Noninterest income ...................      1,852       2,147
Noninterest expense ..................     10,729      10,810
                                         --------    --------
Income before income tax expense .....      2,407       1,191
Income tax expense ...................        771         291
                                         --------    --------
     Net income ......................   $  1,636    $    900
                                         ========    ========

                                                             Three Months Ended
                                                             -------------------
                                                                  March 31,
                                                               2005       2004
                                                             --------   --------
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to
average total assets) (1) .................................    0.44%      0.25%
Return on equity (ratio of net income to average
equity) (1)................................................    6.65       3.84
Net interest rate spread (1) (2) ..........................    2.99       2.69
Net interest margin (1)(3) ................................    3.19       2.87
Average equity to average assets ..........................    6.60       6.41
Efficiency ratio (4) ......................................   82.15      90.08
Noninterest expense to average total assets (1) ...........    2.88       2.96
Average interest-earning assets to average
interest-bearing liabilities ..............................  110.21     109.82

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                                                  At March 31,   At December 31,
                                                      2005            2004
                                                    -------         -------
Selected Financial Ratios and Other Data:

Asset Quality Ratios:
Nonperforming assets to total assets .                0.41%           0.44%
Nonperforming loans to total loans                    0.56            0.59
Allowance for loan losses to nonperforming loans    177.15          168.90
Allowance for loan losses to total loans              1.00            1.00

Capital Ratios:
Equity to total assets at end of period               6.62%           6.36%
Tier 1 leverage ratio (bank only)                     7.24            7.12

Other Data:
Number of full service offices                          16              16

-----------------
(1) Ratios for the three months ended March 31, 2005 and 2004 are annualized.
(2) The net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities for the period.
(3) The net interest margin represents net interest income divided by average total interest-earning assets for the period.
(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.



Comparison of Financial Condition at March 31, 2005 and December 31, 2004

         Total assets increased $2.7 million, or 0.2%, to $1.495 billion at March 31, 2005, from $1.493 billion at December 31, 2004. The increase was primarily the result of an increase in the fair value of securities available for sale, offset by decreases in loans receivable, cash and cash equivalents and other assets.

         Net loans receivable decreased by $1.6 million, or 0.1%, to $1.090 billion at March 31, 2005, from $1.092 billion at December 31, 2004. One- to four-family residential loans, which include home equity and other second mortgage loans, decreased $5.0 million, or 1.4%. Multi-family mortgage and non-residential real estate loans decreased $8.9 million, or 1.8%, primarily as a result of $18.6 million in loan pay-downs received during the quarter. Construction loans increased $8.9 million during the first quarter, or 14.8%, due to increased originations and improving weather conditions. Commercial loans and commercial leases increased a combined $4.0 million, or 2.2%, reflecting continued emphasis on originating loans of this type and increasing line of credit usage by commercial borrowers.

         Net securities available-for-sale increased $6.4 million, or 2.4%, to $274.5 million at March 31, 2005, from $268.1 million at December 31, 2004. The increase was partially due to the securitization of $10.5 million of adjustable-rate, one- to four-family residential real estate loans, which was partially offset by $8.1 million of principal repayments received on mortgage-backed securities. In addition, the fair value of MHC's portfolio of Fannie Mae and Freddie Mac floating rate preferred stocks increased $5.4 million, or 7.0%, to $82.9 million at March 31, 2005, from $77.5 million at December 31, 2004, due to increases in the quoted market prices for certain of these securities.

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

         Cash and cash equivalents remained relatively stable during the first quarter, decreasing by $718,000 to $28.6 million at March 31, 2005 from $29.3 million at December 31, 2004.

         Other assets decreased by $1.8 million, or 12.1%, to $12.8 million at March 31, 2005, from $14.6 million at December 31, 2004. The decrease in other assets was primarily due to a decrease of $1.6 million in deferred tax assets that relates to the increase in the fair value of MHC's portfolio of Fannie Mae and Freddie Mac floating rate preferred stocks.

         Deposits decreased $7.1 million, or 0.6%, to $1.109 billion at March 31, 2005, from $1.116 billion at December 31, 2004. Core deposits (savings, money market, noninterest bearing demand and NOW accounts) represented 60.9% of total deposits at March 31, 2005, compared to 60.5% of total deposits at December 31, 2004. Retail certificates of deposit decreased $1.1 million, or 0.3%, to $415.3 million at March 31, 2005, from $416.4 million at December 31, 2004. Brokered certificates of deposit decreased $5.8 million, or 24.2%, to $18.1 million at March 31, 2005, from $23.9 million at December 31, 2004.

         Borrowings increased $7.3 million, or 2.8%, to $272.1 million at March 31, 2005, from $264.7 million at December 31, 2004. The increase was the result of additional usage of Federal Home Loan Bank borrowings during a period of deposit outflow, including the replacement of maturing brokered certificates of deposit with short-term Federal Home Loan Bank borrowings.

         Total members' equity increased $4.1 million, or 4.3%, to $99.0 million at March 31, 2005, from $94.9 million at December 31, 2004. The increase in members' equity was primarily due to net income of $1.6 million for the three months ended March 31, 2005, and an increase in the fair value of securities available for sale. Total members' equity at March 31, 2005 reflected an unrealized gain on securities available for sale of $918,000, net of tax, compared to an unrealized loss on securities available-for-sale of $1.6 million, net of tax, at December 31, 2004. Substantially all of the unrealized gain was attributable to MHC's portfolio of Fannie Mae and Freddie Mac floating rate preferred stocks.

Comparison of Operating Results for the Three Months Ended March 31, 2005 and March 31, 2004

         Net Income. MHC had net income of $1.6 million for the three months ended March 31, 2005, compared to net income of $900,000 for the three months ended March 31, 2004. The increase in net income is primarily attributable to a $1.4 million, or 13.7%, increase in net interest income.

         Interest Income. Interest income increased $2.0 million, or 12.6%, to $18.0 million for the three months ended March 31, 2005, from $16.0 million for the three months ended March 31, 2004. The increase in interest income reflected a 47 basis point improvement in the average yield on interest-earning assets to 5.14% from 4.67%, and a $31.1 million, or 2.3%, increase in total average interest-earning assets.

         Interest income from loans, the most significant portion of interest income, increased $1.8 million, or 13.2%, to $15.4 million for the three months ended March 31, 2005, from $13.6 million for the same period in 2004. The increase reflected a $22.8 million, or 2.1%, increase in the average balance of net loans receivable to $1.105 billion for the three months ended March 31, 2005, from $1.082 billion for the same period in 2004, and a 55 basis point increase in the average yield on loans to 5.58% for the three months ended March 31, 2005, compared to 5.03% for the three months ended March 31, 2004. The yields on construction and home equity loans are indexed on the prime rate. The quarterly yields of each of the these products has improved more than 100 basis points, which reflects the 175 basis points increase in the prime rate from March 2004 to March 2005. Interest income from one- to four-family residential real estate and multi-family mortgage loans increased $326,000, or 4.1%, to $8.3 million for the three months ended March 31, 2005, from $8.0 million for the three months ended March 31, 2004. Interest income from commercial loans and leases increased $644,000, or 25.2%, to $2.6 million for the three months ended March 31, 2005, from $1.9 million for the same period in 2004.

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

         Interest income from securities available for sale increased $274,000, or 13.6%, to $2.3 million for the three months ended March 31, 2005, compared to $2.0 million for the three months ended March 31, 2004. The average yield on securities available for sale increased 20 basis points to 3.37% from 3.17%, and the average outstanding balance of securities available for sale increased $17.1 million, or 6.7%, to $271.4 million, from $254.3 million for the three months ended March 31, 2004.

         Interest Expense. Interest expense increased $658,000, or 10.7%, to $6.8 million for the three months ended March 31, 2005, from $6.2 million for the three months ended March 31, 2004. The increase in the rate paid on average interest-bearing liabilities reflected an increase in the deposit rates paid to customers, which was offset by a decrease in the average rates paid on borrowings. The increase in interest expense reflected a 17 basis points increase in the rate paid on average interest-bearing liabilities to 2.15% for the three months ended March 31, 2005, from 1.98% for the three months ended March 31, 2004.

         Interest expense on borrowings decreased by $693,000, or 22.7%, to $2.4 million for the three months ended March 31, 2005, from $3.1 million for the same period in 2004. The decrease in interest expense on borrowings was primarily the result of the lower yield adjustment amortization expense relating to MHC's restructuring of $170 million in Federal Home Loan Bank borrowings in July 2003. The yield adjustment amortization expense totaled $175,000, pre-tax, for the three months ended March 31, 2005, compared to $1.4 million, pre-tax, for the three months ended March 31, 2004. The decreased yield adjustment amortization expense was partially offset by a $5.9 million increase in average borrowings, and an increase in interest expense on the $30 million of term debt MHC incurred in connection with MHC's acquisition of Success Bancshares, Inc. in 2001. Interest expense on the term debt totaled $342,000 for the three months ended March 31, 2005, a $103,000, or 43.2%, increase over the $239,000 in interest expense on term debt for the same period in 2004.

         Interest expense on deposits increased $1.4 million to $4.5 million for the three months ended March 31, 2005, from $3.1 million for the same period in 2004. The increase in interest expense on deposits reflected an $18.0 million, or 1.8%, increase in average interest-bearing deposits to $1.001 billion for the three months ended March 31, 2005, from $982.9 million for the same period in 2004. The increase in interest expense on deposits also reflected a 52 basis point increase in the average rate paid on deposits to 1.79% for the three months ended March 31, 2005, from 1.27% for the three months ended March 31, 2004. Interest expense increased for all categories of deposits. Interest expense on money market accounts increased $597,000, or more than 100%, reflecting an increase of $42.9 million in the average balance of money market accounts deposits to $205.5 million for the three months ended March 31, 2005, from $162.7 million for the three months ended March 31, 2004, and a 94 basis point increase in the rate paid on these accounts to 2.01% from 1.08%. MHC has $97.2 million in indexed money market accounts; the rates on these accounts have increased along with short-term market interest rates. Rates paid on certain NOW accounts, savings accounts and money market accounts were increased beginning in the third quarter of 2004 in response to increasing short-term market interest rates and anticipated increases in the rates paid by MHC's competitors. Rates on other selected money market products and certificates of deposit were also increased for competitive reasons. Interest expense on certificates of deposit increased $442,000, or 19.6%, reflecting an increase of 46 basis points to 2.47% from 2.01%, which was partially offset by a $12.8 million decrease in the average balance of certificates of deposit to $436.8 million for the three months ended March 31, 2005, from $449.6 million for the three months ended March 31, 2004.

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

         Net Interest Income. Net interest income increased by $1.4 million, or 13.7%, to $11.2 million for the three months ended March 31, 2005, from $9.9 million for the three months ended March 31, 2004. The increase in net interest income reflected an improvement in MHC's net interest rate spread to 2.99% for the three months ended March 31, 2005, from 2.69% for the three months ended March 31, 2004. Net interest margin improved to 3.19% for the three months ended March 31, 2005, from 2.87% for the three months ended March 31, 2004.

         Provision for Loan Losses. MHC establishes provisions for loan losses, which are charged to operations in order to maintain MHC's allowance for loan losses at a level MHC considers necessary to absorb probable credit losses incurred in the loan portfolio. In determining the level of the allowance for loan losses, MHC considers past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events change. MHC evaluates the allowance for loan losses on a quarterly basis and makes provisions for loan losses in order to maintain the allowance.

         Based on MHC's evaluation of the above factors, including a decline in the ratio of nonperforming loans to total loans to 0.56% at March 31, 2005, compared to 0.59% at December 31, 2004, MHC recorded a credit for loan losses of $76,000 for the three months ended March 31, 2005. No provision for loan losses was recorded for the three months ended March 31, 2004. The allowance for loan losses allocated to impaired loans decreased $134,000 to $1.9 million at March 31, 2005, compared to $2.1 million at December 31, 2004. The allowance for loan losses represented 177.15% of nonperforming loans at March 31, 2005, and 168.90% of nonperforming loans at December 31, 2004. The allowance for loan losses was $10.9 million, or 1.00%, of total loans at March 31, 2005, compared to $11.0 million, or 1.00%, of total loans at December 31, 2004. MHC used the same general methodology in evaluating the allowance at both dates.

         To the best of MHC's knowledge, all losses that are both probable and reasonable to estimate for each reporting period have been recorded.

         Noninterest Income. Noninterest income decreased $295,000 to $1.9 million for the three months ended March 31, 2005, from $2.1 million for the same period in 2004. The decrease is attributed to several factors, including decreases in commissions from insurance and annuities sales, decreased gains on loan and investment sales, and reduced income from real estate owned operations and other income. These decreases were partially offset by a $259,000 improvement in the amortization and impairment of mortgage servicing rights. Gain on sales of loans decreased $105,000, or 55.9%, to $83,000 for the quarter ended March 31, 2005, from $188,000 for the same period in 2004. Current quarter loan sales reflect $7.8 million of loan sale proceeds, compared to $17.8 million of loan sale proceeds for the same period in 2004. MHC had no gain on the sale of securities for the quarter ended March 31, 2005, compared to a gain of $258,000 for the quarter ended March 31, 2004.

         Non-interest Expense. Noninterest expense was $10.7 million for the three months ended March 31, 2005, an improvement of $81,000, or 0.7%, compared to noninterest expense of $10.8 million for the three months ended March 31, 2004. Total non-interest expense includes $6.9 million in compensation and benefits expense for the quarter ended March 31, 2005, compared to $6.8 million in compensation and benefits expense for the same period in 2004.

         Income Tax Expense. MHC recorded income tax expense of $771,000 for the three months ended March 31, 2005, compared to $291,000 for the three months ended March 31, 2004. The effective

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

tax rates for the three-month periods ended March 31, 2005 and 2004 were 32.0% and 24.4%, respectively.



















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